SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MEDICSIGHT, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

58470A-20-5

(CUSIP Number)

Stefan Allesch-Taylor
Medicsight, Inc.
46 Berkeley Square
London W1J 5AT, UNITED KINGDOM
011-44-207-598-4070

Copy to:
Anthony J. Carroll, Esq.
Salans
620 Fifth Avenue
New York, NY 10020
212-632-5554

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58470A-20-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stefan Allesch-Taylor

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 10,673,642 shares(1)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 10,673,642 shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,673,642 shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 50.45%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) Consists of 10,673,642 shares of Common Stock directly owned by STG Holdings, Plc, of which the Reporting Person is a director, adjusted for the Issuer’s one for three reverse stock split on December 30, 2002.

(2) Based upon 21,156,237 shares of Common Stock outstanding as of January 9, 2003.

Schedule 13D of Stefan Allesch-Taylor filed with the Securities and Exchange Commission on April 10, 2002, is hereby amended as follows:

1.             By amending and restating Items 1 and Item 5 as follows:

Item 1.	Security and Issuer

                The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Medicsight, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer is 46 Berkeley Square, London W1J 5AT, United Kingdom.

Item 5.	Interest in Securities of the Issuer
Note: Numbers of shares and prices per share in this Item are adjusted to reflect the Issuer’s one for three reverse stock split on December 30, 2002.
(a) Stefan Allesch-Taylor beneficially owns a total of 10,673,642 shares of Common Stock. This represents 50.45% of the issued and outstanding capital stock of the Issuer.

                (b)           Stefan Allesch-Taylor does not have the sole power to vote or to direct the vote, or the sole power to dispose or to direct the disposition, of any shares of Common Stock.  Mr. Allesch-Taylor, as director of STG Holdings, Plc (“STG”), has shared power to vote or direct the vote, and shared power to dispose or direct the disposition, of the 10,673,642 shares of Common Stock held by STG.  For further information on STG, please refer to the Schedule 13D of STG, filed on January 7, 2000, as amended from time to time.

                (c)           On December 23, 2002, Stefan Allesch-Taylor sold 1,504,825 shares of Common Stock to STG at a price of $7.50 per share.  On December 23, 2002, STG sold 2,833,333 shares of Common Stock to Finsbury Nominees, Ltd. at a price of $6.00 per share.

(d) Not applicable
(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 28, 2003

/s/ STEFAN ALLESCH-TAYLOR
Name: Stefan Allesch-Taylor